EXHIBIT 4.22

APPOINTMENT OF

SUCCESSOR ADMINISTRATORS

FIRST FINANCIAL (CA) STATUTORY TRUST I

This Appointment of Successor Administrators (this “Appointment”), is dated as of March 29, 2005 and is pursuant to Section 4.3(d) of the Amended and Restated Declaration of Trust by and among State Street Bank and Trust Company of Connecticut, National Association, as Institutional Trustee, First Financial Bancorp, as Sponsor, and the administrators named therein dated as of March 26, 2002 (the “Amended and Restated Trust Agreement”). Capitalized terms used herein and not otherwise defined herein have the respective meanings ascribed thereto in the Amended and Restated Trust Agreement.

WHEREAS, Benjamin R. Goehring, Weldon D. Schmacher and Leon J. Zimmerman, as Administrators of First Financial (CA) Statutory Trust I under the Amended and Restated Trust Agreement, are to be removed as Administrators by Placer Sierra Bancshares in its capacity as the Holder of Common Securities (the “Common Securityholder”) pursuant to Section 4.4(d) of the Amended and Restated Trust Agreement;

WHEREAS, the Common Securityholder, wishes to appoint successor Administrators pursuant to Section 4.3(d) of the Amended and Restated Trust Agreement; and

WHEREAS, David E. Hooston, James A. Sundquist and Angelee J. Harris, each a natural person over the age of 21, and the persons whom the Common Securityholder wishes to appoint as successor Administrators, wish to accept such appointment pursuant to Section 4.3 of the Amended and Restated Trust Agreement.

1. Benjamin R. Goehring, Weldon D. Schmacher and Leon J. Zimmerman Administrators under the Amended and Restated Trust Agreement, are hereby removed as Administrators pursuant to Section 4.3(d) of the Amended and Restated Trust Agreement by the Common Securityholder.

2. The Common Securityholder hereby appoints David E. Hooston, James A. Sundquist and Angelee J. Harris as successor Administrators. This Appointment, when executed and acknowledged by David Hooston, Angelee J. Harris and James Sundquist and delivered to First Financial Statutory Trust I, shall constitute the instrument accepting such appointment pursuant to Section 4.3(d) of the Amended and Restated Trust Agreement.

3. David E. Hooston, James A. Sundquist and Angelee J. Harris each hereby accept the appointment under the Amended and Restated Trust Agreement as successor Administrator, and accepts the rights, powers, trusts and duties of an Administrator with respect to the Capital Securities and the Trust, as if he/she were an original signatory in the capacity as Administrator (and not in an individual capacity) to the Amended and Restated Trust Agreement. This Appointment is executed and delivered by the successor Administrators and the Common Securityholder pursuant to Section 4.3(d) of the Amended and Restated Trust Agreement.

GENERAL PROVISIONS

All provisions of the Amended and Restated Trust Agreement shall remain unaffected by the foregoing amendment and shall remain in full force and effect.

This Appointment shall become a legally effective and binding instrument as of the date hereof.

This Appointment may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Appointment as of the day and year first above written.

PLACER SIERRA BANCSHARES

By:	/s/ David E. Hooston
Name: David E. Hooston Title: Chief Financial Officer

U.S. BANK NATIONAL ASSOCIATION (successor in interest to State Street Bank and Trust Company of Connecticut, National Association), AS INSTITUTIONAL TRUSTEE

By:	/s/ Paul D. Allen
Name: Paul D. Allen Title: Vice President

/s/ David E. Hooston
David E. Hooston, as successor Administrator

/s/ James A. Sundquist
James A. Sundquist, as successor Administrator

/s/ Angelee J. Harris
Angelee J. Harris, as successor Administrator